Filed by Roadway Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Roadway Corporation

Commission File No.: 333-108081

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On October 17, 2003, Yellow Corporation filed a registration statement on Form S-4 with the Securities and Exchange Commission, or SEC, in connection with the proposed merger transaction with Roadway Corporation that contains a definitive joint proxy statement/prospectus regarding the transaction. Investors and security holders of Yellow and Roadway are urged to read the definitive joint proxy statement/prospectus filed with the SEC on October 17, 2003 and any other relevant materials filed by Yellow or Roadway with the SEC because they contain, or will contain, important information about Yellow, Roadway and the transaction. The definitive joint proxy statement/prospectus will be sent to the security holders of Yellow and Roadway as of October 16, 2003, on or about October 20, 2003, seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus as well as other documents filed by Yellow and Roadway with the SEC, at the SEC’s website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus and such other documents may also be obtained by requesting them in writing from Yellow (or by telephone from Yellow at (913) 696-6100), or by requesting them in writing from Roadway (or by telephone from Roadway at (330) 384-1717). Yellow and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in favor of the transaction. Information regarding the interests of Yellow’s officers and directors in the transaction, if any, is included in the definitive joint proxy statement/prospectus. Roadway and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in favor of the transaction. Information regarding the interests of Roadway’s officers and directors in the transaction, if any, is included in the definitive joint proxy statement/prospectus.

The following press release was issued by Roadway on October 17, 2003 announcing a special meeting of its stockholders.

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CONTACT:

John M. Hyre

Investor and Public Relations

330-258-6080

ROADWAY ANNOUNCES DECEMBER 9, 2003 SPECIAL MEETING OF STOCKHOLDERS

AKRON, Ohio – October 17, 2003 – Roadway Corporation (Nasdaq: ROAD) today announced a special meeting of its stockholders. The meeting will be held at 11:30 AM Eastern Standard Time on December 9, 2003 at the Sheraton Cleveland City Centre Hotel, 777 St. Clair Avenue, Cleveland, Ohio 44114. The special meeting will be held for the purpose of voting upon a proposal to approve the acquisition of Roadway Corporation by Yellow Corporation (Yellow). Yellow shareholders will also have a special meeting of stockholders on December 9, 2003 to consider approval of the transaction.

Assuming shareholder approvals, receipt of all regulatory clearances and the successful completion of financing, the Yellow Roadway transaction could close as early as December 11, 2003.

Included in the Dow Jones Transportation Average, Roadway Corporation (NASDAQ: ROAD) is a holding company dedicated to leveraging opportunities to expand the transportation-related service offerings available to customers through the Roadway portfolio of strategically linked transportation companies. Roadway Corporation’s principal subsidiaries include Roadway Express and Roadway Next Day Corporation. Roadway Express is a leading ISO 9001 and C-TPAT/PIP and FAST certified transporter of industrial, commercial and retail goods in the two- to five-day regional and long-haul markets. Roadway Express provides seamless service throughout all 50 states, Canada, Mexico and Puerto Rico including export/import services for more than 100 countries worldwide. Roadway Express owns Reimer Express Lines in Canada and Mexican-based Roadway Express, S.A. de C.V. Roadway Next Day Corporation is a holding company focused on business opportunities in the shorter-haul regional and next-day markets. Roadway Next Day Corporation owns New Penn Motor Express, a next-day, ground less-than-truckload carrier of general commodities serving twelve states in the Northeastern United States, Quebec, Canada and Puerto Rico, with links to the Midwest and Southeast United States and Ontario, Canada. For additional information, contact Roadway Corporation at www.roadwaycorp.com.

Yellow Corporation, a Fortune 500 company, is a holding company that through wholly-owned operating subsidiaries offers its customers a wide range of asset and non-asset-based transportation services integrated by technology. Its largest subsidiary, Yellow Transportation, offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods. Meridian IQ is a non-asset global transportation management company that plans and coordinates the movement of goods worldwide. Yellow Technologies provides innovative technology solutions and services exclusively for Yellow Corporation companies. Headquartered in Overland Park, Kansas, Yellow Corporation employs approximately 23,000 people.

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